OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC File Number 000-49976

CUSIP NUMBER 018535104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): ☒ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q      ☐ Form 10-D     ☐ Form N-SAR      ☐ Form N-CSR
For Period Ended:                     December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:      n/a

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:      n/a
PART I — REGISTRANT INFORMATION
Alliance Bankshares Corporation

Full Name of Registrant
n/a

Former Name if Applicable
14200 Park Meadow Drive, Suite 200 South

Address of Principal Executive Office (Street and Number)
Chantilly, Virginia 20151

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Although management of Alliance Bankshares Corporation (the “Registrant”) has been working diligently to complete all the required information for its annual report on Form 10-K for the fiscal year ended December 31, 2008, and a substantial part of such information has been completed as of this date, the Registrant requires additional time to finalize certain required disclosures in order to complete the filing of its Form 10-K. The Form 10-K will be filed as soon as possible (and no later than the fifteenth calendar day following the prescribed due date).
PART IV— OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Paul M. Harbolick, Jr.	(703)	814-7200

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates incurring a net loss of $9.0 million for the year ended December 31, 2008, compared to a net loss of $2.8 million for the year ended December 31, 2007. The Registrant’s anticipated net loss for the year ended December 31, 2008 is based upon the Registrant’s preliminary, unaudited financial statements. The key drivers of the Registrant’s net loss in 2008 relate to other real estate owned expense, fair value accounting adjustments and the allowance for loan losses.
Alliance Bankshares Corporation

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2009	By:	/s/ Paul M. Harbolick, Jr.
Paul M. Harbolick, Jr.
Executive Vice President and Chief Financial Officer